14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02028207

Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

RECEIVED APR - 1 2002

SUPPL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-03-15-01
E-mail : cchalon@fr.beghin-say.com

March 15th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press releases

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

Catherine CHALON-SZYMANEK
General Secretary

Béghin Say

PRESS RELEASE

2001 RESULTS IN LINE WITH PREVIOUS YEAR
FIRM RESISTANCE IN A CHALLENGING BUSINESS ENVIRONMENT

Paris, March 13, 2002 – The Board of Directors of Béghin-Say met on March 13, 2002 under the chairmanship of Jérôme de Pelleport to close the consolidated and parent company financial statements for 2001.

Key figures (in EUR millions)	2000*	**2001**	**% change**
Sales	1,910.6	**1,871.8**	-2.0%
Operating income	225.1	**207.8**	-7.7%
Pre-tax income from continuing operations	142.0	**162.2**	+14.2%
Net income (Group share)	101.2	**74.9**	-25.9%
Shareholders' equity including minority interests	573.9	**628.5**	
Net indebtedness	1,188.7	**1,169.9**	
Net debt-to-equity ratio	2.07	**1.86**	

By business segment (in EUR millions)	**Sales**			**Operating income**		
	2000*	**2001**	% change	2000*	**2001**	% change
Sugar and Alcohol France	1, 208.4	**1,172.0**	-3.0%	205.8	**195.8**	-4.9%
Sugar and Alcohol Italy	630.9	**584.7**	-7.3%	8.5	**1.8**	-78.8%
Sugar Hungary	70.3	**78.3**	+11.4%	10.5	**10.0**	-4.8%
Sugar and Alcohol Brazil	-	**36.0**	n.m.	-	**0.1**	n.m.
Other	1.0	**0.8**	n.m.	0.3	**0.1**	n.m.
Total	1,910.6	**1,871.8**	**-2.0%**	225.1	**207.8**	**-7.7%**

**The 2000 data are pro forma figures published in Document E concerning the demerger of the Eridania Béghin-Say group, following allocation of demerger items. The balance sheet data are the figures at January 1, 2001.*

- **Consolidated sales** for 2001 declined by 2.0% from the previous year. Excluding the change in scope of consolidation, **sales** contracted by 3.9 % compared with 2000 due to the decreased volumes of sugar sold, which was primarily caused by a temporary reduction in EU quotas decided in 2000 and the consequent lower volume of quota sugar exports under the 2000/2001 campaign. The decline in quota sugar exports was only partially offset by the increase in non-quota sales on the world market and by upwardly-trending prices on certain markets, notably in Hungary. Operations in Brazil contributed EUR 36 million to consolidated sales in the fourth quarter.

- **Consolidated operating income** for 2001 declined by 7.7% to EUR 207.8 million. Non-recurrence in 2001 of the prior year's provision write-back on non-quota sugar explains most of this decline, particularly in France, where margins were nevertheless firm for the year. The temporary reduction of 2000/2001 quotas, the contraction of the domestic market in France and in Hungary, and the strong upswing in sugar imports in Italy also had a negative impact on income. Operations in Brazil, which were consolidated from October 1, 2001 with inventories valued at market price in compliance with accounting rules governing acquisitions, did not contribute to income in the fourth quarter despite good operating performance.

- **Pre-tax income from continuing operations** rose by 14.2% thanks to a decline in net interest expense, which reflected a 2001 financing rate for Béghin-Say that was lower than the average rate for the Eridania Béghin-Say group when the pro forma 2000 financial statements were prepared.

- **Net income (Group share)** declined to EUR 74.9 million, reflecting mainly the increase in net non-recurring expense and taxes.

- The **net debt-to-equity ratio** at December 31, 2001 was 1.86 compared with 2.07 at December 31, 2000.

PARENT COMPANY 2001 RESULTS

Béghin-Say, the Group's parent company, reported net income of EUR 52.9 million.

OUTLOOK FOR 2002

The European and world regulatory environment will remain stable in 2002. The announced decline in sugar prices should have only a moderate impact on Béghin-Say sales, due to the limited production of non-quota sugar for sale on the world market. In addition, good campaign results in Hungary and in Brazil (the latter will be consolidated over the full year in 2002) should offset the mixed results of the French and Italian campaigns.

The Group, without speculating about the results of future campaigns or the level of world prices at which its inventories will be valued at year-end, is confident in its ability to maintain overall operating performance comparable with that of 2001.

DIVIDEND

The Board of Directors will ask shareholders to approve a net dividend (excluding tax credit) of EUR 1.70 per share for 2001, to be paid on July 11, 2002, illustrating the Group's commitment to maintaining a regular payout policy justified by its satisfactory performance and reasonably favourable prospects.

PLAN TO SELL ITALIAN ASSETS

Following the presentation of two firm offers from Italian industrial companies to purchase all Béghin-Say operations in Italy, the Board of Directors has authorised the Chairman to continue and, if necessary, enter into exclusive negotiations with either party for a specified period.

This press release is available on Béghin-Say's website
http://www.beghin-say.com

Financial Calendar
Announcement of first-quarter 2002 results: Tuesday, May 7, 2002
Annual Shareholders' Meeting: Thursday, June 6, 2002

Press Contact : 00 33 1 41 43 10 10

PRESS RELEASE

BEGHIN-SAY SELECTS EXCLUSIVE NEGOTIATION PARTY FOR PLANNED SALE OF ITALIAN BUSINESSES

Paris, March 15, 2002 – On March 14 Béghin-Say obtained the latest data required to complete and be able to compare the offers it had received concerning the acquisition of its Italian operations.

In accordance with the powers conferred on him by the Board of Directors, Jérôme de Pelleport, Chairman and Chief Executive Officer of Béghin-Say, elected to enter into exclusive negotiations, for a specified period, with the Sadam/CO.PRO.B./Finbieticola consortium.

ERIDANIA (with its 65%-owned subsidiary ISI), a wholly-owned subsidiary of Béghin-Say active in the sugar business in Italy, is the Italian leader in its sector. The Eridania group has eight plants and one alcohol distillery and holds 46% of the Italian A+B sugar quotas, with an average output of 700,000 tonnes of sugar. Eridania is also active in the ethyl alcohol sector with a distillery in Ferrare that produced around 330,000 hectolitres of alcohol from molasses in 2001. The Eridania group employed 1,360 people and generated sales of EUR 583 million in 2001.

SADAM is a privately-owned enterprise. With 300,000 tonnes of sugar produced in five plants, it represents 20% of Italian sugar quotas and is the third-largest sugar producer in Italy. The sugar plants of the Sadam group are located in central and southern Italy.

CO.PRO.B. is a co-operative based in Emilia-Romagna, with more than 120,000 tonnes of sugar produced in two plants. It represents 8% of Italian sugar quotas.

FINBIETICOLA is the finance arm of the Italian beet growers associations. It already owns minority interests in certain sugar businesses in Italy.

Press Contact: +33 1 41 43 10 10